UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
Rule 13d-2(b)*

Cadiz Inc.
(Name of Issuer)

Common Stock, Par Value $0.01 per Share
(Title of Class of Securities)

127537207
(CUSIP Number)

December 31, 2003
(Date of Event which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

CUSIP No. 127537207	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) MORGAN STANLEY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐ NOT APPLICABLE
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,527,481 (1)
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 1,527,481 (1)
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,527,481 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.85%
12	TYPE OF REPORTING PERSON* IA, CO, HC

1 Reflects total shares held by the reporting person as of 12/31/2005. As of 12/31/2003, the reporting person held 399,600 shares which was equivalent to 6.27% of the class.

CUSIP No. 127537207	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) MORGAN STANLEY & CO. INTERNATIONAL LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐ NOT APPLICABLE
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION ORGANIZED UNDER THE LAWS OF ENGLAND
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,527,481 (2)
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 1,527,481 (2)
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,527,481 (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.85%
12	TYPE OF REPORTING PERSON* BD, CO

2 Reflects total shares held by the reporting person as of 12/31/2005. As of 12/31/2003, the reporting person held 399,600 shares which was equivalent to 6.27% of the class.

Item 1(a). Name of Issuer:

     Cadiz Incorporated

Item 1(b). Address of Issuer’s Principal Executive Offices:

     777 South Figueroa Street
     Suite 4250
     Los Angeles, California 90017

Item 2(a). Name of Person Filing:

     (a) Morgan Stanley, a Delaware corporation

     (b) Morgan Stanley & Co. International Limited, a wholly owned subsidiary of Morgan Stanley and a corporation organized under the laws of England

Item 2(b). Address of Principal Business Office or, if None, Residence:

     (a) 1585 Broadway
          New York, NY 10036

     (b) 25 Cabot Square
          Canary Wharf
          London E14 4QA
          England

Item 2(c). Citizenship:

     Incorporated by reference to Item 4 of the cover page pertaining to each reporting person.

Item 2(d). Title of Class of Securities:

     Common Stock, par value $0.01 per share ("Common Stock")

Item 2(e). CUSIP Number:

     127537207

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	Morgan Stanley is a parent holding company.

(b)	Morgan Stanley & Co. International Limited is a Broker-Dealer doing business under the laws of the United Kingdom. Morgan Stanley & Co. International Limited is filing this statement pursuant to Rules 13d-1(b) and 13d-2(b), relying on such rules and using Schedule 13G in accordance with no-action assurance from the Division of Corporate Finance, Office of Tender Offers.

Item 4. Ownership.

Incorporated by reference to Items (5) – (9) and (11) of the cover page.

(a)	Morgan Stanley is filing solely in its capacity as the parent company of, and indirect beneficial owner of securities held by, one of its business units.

Item 5. Ownership of Five Percent or Less of a Class.

     Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

(a)	Accounts managed on a discretionary basis by Morgan Stanley & Co. International Limited, a wholly owned subsidiary of Morgan Stanley, are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of such securities. No such account holds more than 5 percent of the class.

See item 4(a)

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being
             Reported on by the Parent Holding Company.

     Not applicable

Item 8. Identification and Classification of Members of the Group.

     Not applicable

Item 9. Notice of Dissolution of Group.

     Not applicable

Item 10. Certifications.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

01/25/2006

(Date)

/s/ Dennine Bullard

(Signature)

Executive Director

MORGAN STANLEY

(Name/Title)

01/25/2006

(Date)

/s/ R. Derek Bandeen

(Signature)

Managing Director

MORGAN STANLEY & CO.
INTERNATIONAL LIMITED

(Name/Title)